UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934

And Rule 14f-1 Thereunder

MDI, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	0-9463	75-2626358
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

835 Proton Rd.

San Antonio, TX 78258

(Address of principal executive offices)

(210) 854-4149

(Registrant’s telephone number)

Copies to:

Carmelo M. Gordian

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, TX 78701

Fax: 512-320-9292

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

General

This Information Statement is being mailed on or about September 30, 2009 to all known holders of record of the capital stock of MDI, Inc., a Delaware corporation (the “Company” or the “Issuer”) pursuant to Section 14(f) of the Securities Exchange Act of 1934.  You are receiving this Information Statement in connection with the anticipated resignation of certain members of the current Board of Directors (the “Board”) of the Company, as more fully described below.  You are urged to read this Information Statement carefully.

You are not required to take any action in connection with the matters set forth in this Information Statement.  No vote or other action is required by our stockholders in connection with this Information Statement or the resignation and appointment of any director.  Proxies are not being solicited.

Background & Changes in Control

The Company entered into a Stock Purchase Agreement dated August 28, 2009 (the “Purchase Agreement”) between the Company and MDI Investments, LLC, a Delaware limited liability company (“Investor”).  The transactions contemplated by the Purchase Agreement closed on September 8, 2009. Pursuant to the Purchase Agreement, the Company issued 4,000,000 shares of its Common Stock and a warrant to purchase 4,000,000 shares of its Common Stock (the “Warrant”) to the Investor (such shares of Common Stock and Warrant, the “Securities”), in exchange for the payment to the Company of $1,000,000 from the Investor’s working capital.

Pursuant to the Purchase Agreement, the Company was required to expand the size of its Board of Directors from four to eight, and appoint four directors named by the Investor to fill such vacancies. On September 8, 2009, the Board of Directors appointed Swaraj Bontula, John Linton, J.V.N. Prakash Rao and Brett Saevitzon (the “Investor Designees”) to the Board of Directors.

On September 8, 2009, the Company entered into a Stock Purchase Agreement (the “Acquisition Agreement”) by and among the Company, Almana Networks International, Inc. (“ANI”) and Almana Networks Solutions, Linton Investments, LLC, Swaraj Bontula, John Linton and Robert Schorr (collectively, with the exception of ANI, the “Holders”). Pursuant to the Acquisition Agreement, the Holders agreed to sell all of the issued and outstanding capital stock of ANI to the Company in exchange for the issuance to the Holders of an aggregate of 9,500,000 shares of Common Stock. On September 11, 2009, the Company filed a Current Report on Form 8-K with respect to these transactions. The Company intends to file the financial statements of ANI as well as any pro forma financial information that would be required by Rule 8-05 of Regulation S-X within 71 calendar days of September 11, 2009.

On September 8, 2009, James W. Power, Carlo R. Loi, James Collier Sparks and Peter B. Knepper (the “Prior Directors’) tendered their resignations as directors to the Company. Such resignations will become effective according to their terms upon the earlier to occur of (i) the Company’s notification to the Prior Directors that it believes that no filing is required pursuant to Rule 14f-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended, or (ii) ten days following the later of the filing of this Information Statement with the Securities and Exchange Commission (the “Commission”) and the mailing of this Information Statement to the shareholders of the Company.

Effective as of September 8, 2009, the following officers of the Company have resigned: (i) J. Collier Sparks, President and Chief Executive Officer; (ii) Richard A. Larsen , Senior Vice President, General Counsel and Secretary; (iii) Michael Sweet, Chief Financial Officer and Chief Operating Officer; (iv) Michael M. Garcia, Senior Vice President, Sales & Marketing; (v) Tim Rohrbach,  Vice President,  Chief Information Officer and Chief Technology Officer; and (vi) Justin Oberman. In connection with their resignations, each acknowledged and agreed that they are neither entitled to nor will they seek any termination or severance benefit arising out of their employment with MDI or any employment agreement.

As of September 8, 2009 the following individuals were elected officers of the Company: Swaraj Bontula as Chief Executive Officer of the Company; John Linton as President, Chief Transition Officer and Secretary, and J.V.N. Prakash Rao as Chief Operating Officer. Effective as of of September 14, 2009, Lori A. Jones became the Chief Financial Officer of the Company. Effective as of of September 28, 2009, Rod Wallace will be the Chief Technology Officer of the Company.

The Investor has advised the Company that, to the best of its knowledge, and other than as disclosed pursuant to a filing on Schedule 13D filed with the Commission on September 18, 2009, none of the Investor Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than as described in this Information Statement.

As a result of the resignations by the Prior Directors, upon the effectiveness of such resignations, the Investor Designees shall constitute a majority of the Board of Directors of the Company.

As a result of the transactions contemplated by the Purchase Agreement and Acquisition Agreements, which closed on September 8, 2009, the Investor and the Holders collectively own approximately 81.7% of the equity of the Company (assuming full exercise of the Warrant).

Voting Securities and Principal Holders Thereof

Shares Outstanding and Voting Rights

As of the close of business on September 18, 2009, there were approximately 17,446,964 shares of Common Stock issued and outstanding, and approximately 19,535 shares of Preferred Stock issued and outstanding.  The shares of Common Stock and Preferred Stock are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company.  Each share of Common Stock is entitled to one vote. Each share of Preferred Stock is entitled to 16.667 votes.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially following the purchase and sale of the Securities pursuant to the Purchase Agreement and Acquisition Agreement by (a) each person known to us to own more than five percent (5%) of any class of our voting securities, and (b) each of our directors and executive officers.  Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Information Statement are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Preferred Stock, par value $5.00	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Non-Management 5% Beneficial Owners:
	Victoria & Eagle Strategic Fund, Ltd.(1)	19,535	100%

Common Stock, par value $0.01	Name and Address of Beneficial Owner(2)	Amount and Nature of Beneficial Ownership		Percent of Class(3)
Non-Management 5% Beneficial Owners:
	MDI Investments, LLC 21015 Cactus Cliff San Antonio, TX 78258	8,000,000	(4)	37.3%

	Linton Investments, Limited Partnership 21015 Cactus Cliff San Antonio, TX 78258	8,570,000	(5)	40.0%

	Almana Network Solutions P.O Box 55229 Doha, Qatar	2,850,000	(6)	16.3%

	Robert Schorr	1,140,000	(7)	6.5%

Directors and Executive Officers:(8)
	Swaraj Bontula	15,222,808	(9)	71.0%

	Peter B. Knepper(10)	28,500		<1%

	John Linton	9,195,127	(11)	42.8%

	Carlo R. Loi(12)	59,650		<1%

	James W. Power(13)	47,000		<1%

	J.V.N. Prakash Rao	2,850,000	(14)	16.3%

	Brett Saevitzon	0		0%

	J. Collier Sparks(15)	118,500		<1%

	Saud Almana(16)	2,850,000	(17)	16.3%

	Rod Wallace	0	(18)	0%

	Lori Jones	0	(19)	0%

All Directors and Executive Officers as a Group:(20)		16,417,935	(21)	76.5%

(1) The Company believes the address for Victoria & Eagle Strategic Fund, Ltd. is c/o Price Waterhouse Coopers, P.O. Box 258 GT, Strathvale House, George Town, Grand Cayman, Cayman Islands. Based on the last information available to the Company, the Company believes that VESF’s beneficial ownership consists of 212,000 shares of common stock owned by VESF and 40,698 shares of common stock issuable upon conversion of the 19,535 shares of Series A Preferred Stock owned by VESF.

(2) Unless otherwise noted, all addresses are c/o MDI, Inc., 835 Proton Rd., San Antonio, Texas 78258.

(3) Unless otherwise noted, the number of outstanding shares is based on 17,446,964 shares as reported by the Company as of the date of this filing, adjusted for warrants held by the reporting person.

(4) MDI Investments, LLC has the sole power to vote or direct the vote of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; and has shared power to dispose or direct the disposition of 0 shares.

(5) As of the date hereof, Linton Investments, Limited Partnership may be deemed to be the beneficial owner of 8,570,000 shares, constituting 40.0% of the shares of the Issuer, based upon 21,446,964 shares outstanding as of the date of this filing. Linton Investments, Limited Partnership has the sole power to vote or direct the vote of 570,000 shares; has the shared power to vote or direct the vote of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 570,000 shares; and has shared power to dispose or direct the disposition of 8,000,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(6) As of the date hereof, Almana Networks Solutions may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946 shares outstanding as of the date of this filing. Almana Networks Solutions has the sole power to vote or direct the vote of 2,850,000 shares; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 2,850,000 shares; and has shared power to dispose or direct the disposition of 0 shares.

(7) As of the date hereof, Robert Schorr may be deemed to be the beneficial owner of 1,140,000 shares, constituting 6.5% of the shares of the Issuer, based upon 17,446,964 Shares outstanding as of the date of this filing. Robert Schorr has the sole power to vote or direct the vote of 1,140,000 shares; has the shared power to vote or direct the vote of 0 shares; has sole power to dispose or direct the disposition of 1,140,000 shares; and has shared power to dispose or direct the disposition of 0 shares.

(8) The table includes shares of Common Stock that can be acquired through the exercise of options within 60 days of the date hereof as follows: Mr. Sparks — 118,500, Mr. Loi — 59,650, Mr. Power — 47,000, Mr. Knepper — 28,500.  The percent of the class owned by each of these persons has been computed assuming the exercise of all options deemed to be beneficially owned by that person, and assuming that no options or warrants held by any other person have been exercised. The percent of the class owned by the Investor Designees has been computed assuming exercise of all options or warrants deemed beneficially owned by such person, including as applicable the exercise of the warrant for the purchase of 4,000,000 shares held by MDI Investments, LLC.

(9) As of the date hereof, Swaraj Bontula may be deemed to be the beneficial owner of 15,222,808 shares, constituting 71.0% of the shares of the Issuer, based upon 21,446,964 shares outstanding as of the date of this filing. Swaraj Bontula has the sole power to vote or direct the vote of 4,372,808 shares; has the shared power to vote or direct the vote of 10,850,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 4,372,808 shares; and has shared power to dispose or direct the disposition of 10,850,000 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(10) Mr. Knepper will serve as a director until the effectiveness of his resignation, which is ten days after the mailing of this Information Statement to the Company’s stockholders.

(11) As of the date hereof, John Linton may be deemed to be the beneficial owner of 9,195,127 shares, constituting 42.8% of the shares of the Issuer, based upon 21,472,374 Shares outstanding as of the date of this filing.

John Linton has the sole power to vote or direct the vote of 1,180,410 shares, which includes 25,410 shares issuable upon the exercise of a warrant; has the shared power to vote or direct the vote of 8,014,717 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant; has sole power to dispose or direct the disposition of 1,180,410 shares, which includes 25,410 shares issuable upon the exercise of a warrant; and has shared power to dispose or direct the disposition of 8,014,717 shares, which includes 4,000,000 shares issuable upon the exercise of a warrant.

(12) Mr. Loi will serve as a director until the effectiveness of his resignation, which is ten days after the mailing of this Information Statement to the Company’s stockholders.

(13) Mr. Power will serve as a director until the effectiveness of his resignation, which is ten days after the mailing of this Information Statement to the Company’s stockholders.

(14) As of the date hereof, J.V.N. Prakash Rao may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946 shares outstanding as of the date of this filing. J.V.N. Prakash Rao has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,850,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,850,000 shares.

(15) Mr. Sparks will serve as a director until the effectiveness of his resignation, which is ten days after the mailing of this Information Statement to the Company’s stockholders.

(16) It is anticipated  that Mr. Almana will be appointed to the board in the near future.

(17) As of the date hereof, Saud Almana may be deemed to be the beneficial owner of 2,850,000 shares, constituting 16.3% of the shares of the Issuer, based upon 17,446,946 shares outstanding as of the date of this filing. Saud Almana has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,850,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,850,000 shares.

(18) Mr. Wallace’s Employment Agreement contemplates that he will be granted an option to purchase a number of shares equal to 1.25% of the Company’s issued and outstanding common stock (at such time) at the next meeting of the Board of Directors.

(19) Ms. Jones’ Employment Agreement contemplates that she will be granted an option to purchase a number of shares equal to 1.25% of the Company’s issued and outstanding common stock (at such time) at the next meeting of the Board of Directors.

(20) Includes only those shares held by directors and officers when serving at the relevant time.

(21) Assumes exercise of warrant to purchase 4,000,000 shares held by MDI Investments, LLC.

Directors and Executive Officers

Legal Proceedings

Other than as set forth below, no director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent (5%) of any class of voting securities of the Company, nor any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Current Directors and Executive Officer of the Company

Name	Age	Title
Directors
James W. Power	79	Director
Carlo R. Loi	70	Director
James Collier Sparks	51	Director
Peter B. Knepper	60	Director
Swaraj Bontula	31	Chief Executive Officer and Director
John Linton	37	President, Secretary, Chief Transition Officer and Director
J.V.N. Prakash Rao	43	Chief Operating Officer and Director
Brett Saevitzon	47	Director

Executive Officers
Rod Wallace	43	Chief Technology Officer
Lori Jones	52	Chief Financial Officer

Profiles

Carlo R. Loi, age 70, has served as a director of the Company since January 2003. Mr. Loi, a resident of Milan, Italy, brings more than 30 years of security industry experience to the Company and has served as an executive with a number of multinational companies, including Hewlett Packard and General Electric. Mr. Loi has a Master’s degree in Electrical Engineering from the University of Padua and a Master of Business Administration degree from New York University. He has served as chairman of several corporate boards in Europe.

James Collier Sparks, age 51, has served as a director of the Company since May 12, 2005. He served as President and Chief Executive Officer of the Company from July 30, 2004 to September 8, 2009. From January 1, 2004 to July 30, 2004, he served as the Senior Vice President of the Company and as President of the Company’s MDI business unit. Mr. Sparks has been in the security industry for over 24 years, with expertise in system integration, manufacturing and marketing. Mr. Sparks was formerly Vice President of Electronics at Southern Steel and was President of Oron, Incorporated.

James W. Power, age 79,   has served as a director of the Company since June 2004 and Chairman of the Board of the Company since August 2005. Mr. Power brings more than 30 years of security industry experience to the Company. He is the director of Henry Bros. Electronics, Inc., an NASDAQ listed security systems sales and integration company; a director of RAE Systems, a AMEX listed company that provides deployable nuclear and toxic gas sensors systems and mine safety equipment; and the principal partner in J.W. Power & Associates. Mr. Power previously served as Chairman of the Board of InfoGraphic Systems Corp.; president and CEO of Martec\SAIC; President and CEO of Pinkerton Control Systems and has held senior executive positions with Cardkey Systems, Inc., Nitrol Corporation and TRW Data Systems. Previously, he has served as a director of National Semiconductor, ICS Corporation, and Citicorp Custom Credit and Citicorp Credit Services.

Peter B. Knepper, age 60, has served as a director of the Company since May 12, 2005. From January 21, 2008 through December 31, 2008, Mr. Knepper was employed by International Rectifier Corporation as part of its finance department.  Mr. Knepper served as the Acting Chief Financial Officer of International Rectifier Corporation from April 16, 2008 through October 5, 2008.  From February 1, 2007, Mr. Knepper was associated with Tatum LLC. From January to May 2006, Mr. Knepper served as Interim Chief Financial Officer of the Company. He has held senior management positions with several major corporations and has an extensive background in mergers and acquisitions; raising capital in public and private transactions and in public accounting. He has served as the Executive Vice President and Chief Financial Officer for Key3Media Group Inc later known as MediaLive International. Prior to Key3Media, Mr. Knepper served for ten years as Senior Vice President and Chief Financial Officer of Ticketmaster Group, Inc. A Certified Public Accountant, Mr. Knepper began his career with Price Waterhouse & Co. He is a graduate of the University of Southern California.

Swaraj Bontula, age 31, has served as the Chief Executive Officer of Almana Networks Solutions, an international network technology integration company based in Doha, Qatar. In 2007, Mr. Bontula co-founded Interchain Solutions, which is a leading telematics and location based tracking company based in Bangalore, India. Prior to Interchain, Mr. Bontula co-founded Trackut in 2008, a location based social networking Internet technology company. From 2005 to 2007, Mr. Bontula served as the Head of VAC Group of Tech Mahindra in India and is still active as part of the Debian Security audit group. Mr. Bontula has lead global security teams for Microsoft, Redhat and Suresec Security and has presented at global security conferences including Hack-in-the-Box ,Toorcon , Blackhat , Ruxcon and Defcon.

John Linton, age 37, has served as the Managing Partner for Clearview Partners, LLC, a boutique investment banking and business development firm focused on early growth stage technology companies since 2007. From July 1, 2005 until August 8, 2008, Mr. Linton has been both a part time employee of and consultant to MDI assisting MDI in raising needed operating capital and developing business, including business with Almana Networks. From 2001 to 2007, Mr. Linton served as Vice President of Business Development then, Chief Executive Officer for SecureInfo Corporation, a provider of security solutions for enterprise corporate and government agencies.

J.V.N. Prakash Rao, age 43 has been the Chief Executive Officer and a Director of Diplomat Group W.L.L., providing building services in Qatar, since 2003. Mr. Rao is experienced and knowledgeable in many aspects of managing complex business enterprises. Mr. Rao holds a Masters in Business Administration from NMIMS, and a degree in Mechanical Engineering from AMIE.

Brett Saevitzon, age 47, Co-Founder and President, Pinnacle Direct Marketing LLC. Mr. Saevitzon is the co-founder of Pinnacle Direct Marketing LLC,  a direct response company that primarily markets through the medium of Television and Internet, the company was founded in November 2007, prior to that Mr. Saevitzon served as Chief Executive Officer of Alena LLC, A company focused primarily on internet advertising. Prior to that Mr. Saevitzon served as Chief Executive officer and President of Pure Beauty LLC, a nationwide chain of beauty apothecary stores.

Saud O. Almana, age 43, has served as the Vice Chairman of the Almana Group, a Qatar conglomerate with 43,000 employees, 17 business units and a significant position in the oil, gas and construction sectors, since 2008. Prior to his role as Vice Chairman, he was an executive director of the Almana Group since his graduation from college in 1989. Mr. Almana sits on numerous Qatari boards, including that of the national stock exchange. Mr. Almana received a degree in Engineering from American University in 1989. It is anticipated that Mr. Almana will be appointed to the Board in the near future.

Lori Jones, C.P.A, age 52 was appointed Chief Financial Officer of MDI, Inc., on September 14, 2009.  Ms Jones founded JJM Consulting, a boutique financial consulting firm that provides clients with practical and immediate leadership in accounting and finance disciplines as well as in strategic initiatives, in April 2008.   As principal, she provided consulting services to various entities, including serving as Chief Financial Officer of Issuer Direct Corporation (OTCBB: ISDR).  Prior to founding JJM Consulting, Ms. Jones served as Chief Executive Officer and acting Chief Financial Officer of Analytical Surveys, Inc. (“ASI”) a publicly held energy and geo-spatial mapping company until March 23, 2008, at which time Axion International Holdings, Inc. (“Axion”) acquired a controlling interest in ASI.  Since that time, Ms. Jones has served on the Board of Directors of Axion (OTCBB: AXIH), and as Chairman of the Audit Committee since May 2009.  She served as the ASI’s Chief Financial Officer from January 2003 until December 2004, when she assumed the position of CEO.  Ms. Jones served as Chief Financial Officer of MDI, Inc. in February and March 2008.  From March 2001 to January 2003, Ms. Jones was a partner with Tatum CFO Partners LLP, a financial consulting company, where she provided senior financial advice to both small and medium-size firms.  Prior to Tatum CFO Partners LLP, Ms. Jones served as chief financial officer of Billserv, Inc.  Ms. Jones holds an M.B.A. from the University of Texas at San Antonio.

Roderick E. Wallace, age 43, was appointed Chief Technology Officer, MDI Inc, on September 17, 2009.  Mr. Wallace most recently served as the Voice Security and IP Trunking business leader under the Enterprise Solutions Global Services Organization at Nortel Networks Corp. Mr. Wallace has held a variety of positions at Nortel since 1991, including heading the Global Network and Physical Security Professional Services practice, serving both telecom and enterprise customers. During his 19 year tenure at Nortel Mr. Wallace also held a variety of leadership positions in Advanced Technology and Product R&D. Prior to joining MDI, Inc., Mr. Wallace served as the Nortel Board member of SecureInfo Corp., a private company based in San Antonio, Texas.

Transactions with Related Persons

Effective as of June 17, 2008, the Company and Swaraj Bontula, as of September 8, 2009 a director and officer of the Company, entered into a Subscription Agreement, whereby Mr. Bontula agreed to perform certain marketing and sales services for the Company in Qatar, in exchange for which Mr. Bontula would be issued up to 100,000 shares of the Company’s common stock upon the occurrence of certain milestones. Pursuant to this agreement, Mr. Bontula was issued a total number of approximately 2,809 shares of the Company’s common stock. Calculated using the quoted price of the Company’s common stock on the day of issuance, June 18, 2008, the stock was worth approximately $13,202 ($4.70 per share).

John Linton, as of September 8, 2009 a director and officer of the Company, has been both a consultant to and part-time employee of the Company from July 1, 2005 until August 8, 2008. In connection with such service, Mr. Linton received compensation (on an annualized basis) of approximately $150,000 per year, and was issued 15,000 warrants to purchase the Company’s Common Stock at a purchase price of $25.00 per share.

The Company’s policy with respect to related party transactions is available on the Company’s website, at http://206.251.244.43/mdiinc/literature/investors/MDI_Related_Party_Transactions_Policy.pdf.

As a general matter, the Board will be provided by management with the details of each new, existing or proposed Related Party Transaction (as defined in the Company’s policy), including the terms of the transaction, the business purpose of the transaction, and the benefits to the Company and to the relevant Related Party. In determining whether to approve a Related Party Transaction, the Board will consider, among other factors, the following factors to the extent relevant to the Related Party Transaction: (i) whether the terms of the Related Party Transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a Related Party; (ii) whether there are business reasons for the Company to enter into the Related Party Transaction; (iii) whether the Related Party Transaction would impair the independence of an outside director; and (iv) whether the Related Party Transaction would present an improper conflict of interests for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or Related Party, the direct or indirect nature of the director’s, executive officer’s or Related Party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the Committee deems relevant.

Any member of the Board who has an interest in the transaction under discussion will abstain from voting on the approval of the Related Party Transaction, but may, if so requested by the Chairman of the Board, participate in some or all of the Board’s discussions of the Related Party Transaction. Upon completion of its review of the transaction, the Board may determine to permit or to prohibit the Related Party Transaction.

If advance Board approval of a Related Party Transaction is not feasible or obtained: (i) if the transaction is pending or ongoing, it will be submitted to the Board promptly, and the Board will consider the transaction and evaluate all options, including but not limited to approval, ratification, amendment or termination of the Related Party Transaction; and  (ii) if the transaction is completed, the Board will consider the transaction to determine if ratification or rescission of the transaction and/or any further action is appropriate. A Related Party Transaction entered into without pre-approval of the Board shall not be deemed to violate this Policy, or be invalid or unenforceable, so long as the transaction is brought to the Board as promptly as reasonably practical after it is entered into or after it becomes reasonably apparent that the transaction is covered by this policy. If such transactions are not ratified or approved, management shall make all reasonable efforts to cancel or annul such transaction.

If a Related Party Transaction will be ongoing, the Board may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Party. Thereafter, the Board, on at least an annual basis, shall review and assess ongoing relationships with the Related Party to see that the Company is in compliance with these guidelines and whether the Related Party Transaction should continue. Any act of the Board may be performed by a duly authorized committee of the Board.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based upon (i) the copies of Section 16(a) reports which we have received from such persons for their transactions in the Common Stock and their Common Stock holdings and (ii) the representations received from one or more of such persons that no Section 16(a) reports were required to be filed by them during the past fiscal year, the Company believes that the reporting requirements under Section 16(a) for such year were met in a timely manner by its directors and executive officers and each holder of more than 10% of the outstanding Common Stock except that Saud Almana’s Form 3 Initial Statement of Beneficial Ownership of Securities was filed on September 21, 2009 but due on September 18, 2009. As of the date of this Information Statement, Mr. Almana has not yet become a director, the report was filed with respect to his beneficial ownership.

Audit Committee

See “Audit Committee” under the heading “Board Meetings & Committees,” below, for information on the Audit Committee.

Director Independence

The Board has determined that, James W. Power, Carlo R. Loi, Peter Knepper and Brett Saevitzon have no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and are independent within the meaning of the Company’s director independence standards, which are the same as the NASDAQ director independence standards, as currently in effect. The Board has determined that each member of the Audit, the Compensation, and the Nominating committee has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

Following the resignations of the Prior Directors, Brett Saevitzon will be the sole independent director. The Company intends to locate, nominate and appoint qualified independent directors as soon as practicable.

Board Meetings & Committees

Board Meetings

The board of directors held six meetings during fiscal 2008. Each director attended at least seventy-five percent of the aggregate number of meetings of the board of directors and meetings held by all committees of the board on which such director served. Our independent directors hold executive sessions without management present at their discretion. We expect each of our directors to attend the annual meeting every year, unless extenuating circumstances prevent their attendance. All of our then-current directors attended last year’s annual meeting.

Committees

During fiscal 2008, the Board maintained the following committees: (i) an Audit Committee (the “Audit Committee”), (ii) a Nominating Committee (the “Nominating Committee”), and (iii) a Compensation Committee (the “Compensation Committee”).

The following table summarizes current Committee membership as indicated with an “x” and the chairman of each Committee as denoted by a “c”.

	Audit Committee	Nominating Committee	Compensation Committee

James Power	x	c	x
Carlo Loi	x	x	c
Peter Knepper	c	x	x

Audit Committee

The Board of Directors maintains an Audit Committee, whose members are James Power, Carlo Loi, and Peter Knepper.  Each member is deemed by the Board to be (1) “independent” as that term is defined in Section 10A of the Exchange Act; (2) “independent” as defined by current NASDAQ listing requirements; and (3) financially literate and has the requisite financial sophistication as required by NASDAQ rules applicable to issuers listed on NASDAQ.  In addition, the Board has determined that Peter Knepper and James Power meet the criteria of an “audit committee financial expert” within the meaning of SEC regulations.  The audit committee held four meetings during fiscal 2008.

The Audit Committee operates under a written charter adopted by the Audit Committee and the Board of Directors. A copy of the charter of the Audit Committee, which specifies the other responsibilities and powers of the Audit Committee, may be found at the Company’s web site at www.mdiincorporated.com under the Investor Relations heading. The Audit Committee reviews the scope and results of the annual audits, receives reports from our independent public accountants, and reports the committee’s findings to the Board of Directors. As more fully described in the Audit Committee Charter, the Audit Committee is responsible for assisting the Board of Directors with oversight of (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence and (4) the performance of the Company’s internal accounting function and independent registered auditors. The Audit Committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors.

Nominating Committee

During 2008, the following non-employee directors, Carlo Loi, James Power and Peter Knepper were members of the Nominating Committee.  At all times during 2008, the Nominating Committee was constituted with only “independent” directors as defined by current NASDAQ listing requirements.

The Nominating Committee is responsible for, among other things, identifying, recruiting and recommending to the Board of Directors, individuals for nomination for election to the Board at the annual meeting of Stockholders.  The Nominating Committees did not meet during 2008 as any nominating committee matters were handled by the independent members of the board of directors.  A copy of the Nominating Committee’s Charter is posted on the Company’s website at www.mdiincorporated.com under the Investor Relations heading.

The Company’s Nominating Committee does not have a stated policy with respect to the consideration of director candidates  recommended by security holders, however, the Board anticipates enacting such a policy as soon as is practicable.

Compensation Committee

During 2008, the following non-employee directors, Carlo Loi, James Power and Peter Knepper were members of the Compensation Committee.  At all times during 2008, the Compensation Committee was constituted with only “independent” directors as defined by current NASDAQ listing requirements.

The purpose of the Compensation Committee is to (1) evaluate and establish the compensation of the CEO in consultation with the independent members of the board of directors, (2) evaluate and establish the compensation of other executive officers, and (3) annually lead the board of directors in a discussion of the performance of the CEO, and (4) evaluate and make recommendations to the board of directors regarding the compensation of directors.  The Compensation Committees did not meet during fiscal 2008 as any compensation matters were handled by the independent members of the board of directors.

A copy of the Compensation Committee’s Charter is posted on the Company’s website at www.mdiincorporated.com under the Investor Relations heading.

See “Compensation of Directors and Executive Officers” below for a description of the Company’s processes and procedures for the consideration and determination of executive and director compensation.

Shareholder Communications

The Company’s Board of Directors does not have a stated process for security holders to send communications to the Board of Directors, however, the Board anticipates enacting such a policy as soon as is practicable.

Compensation of Directors and Executive Officers

As of the date of this Information Statement, the newly-appointed officers and Investor Designees have not received any compensation from the Company.

Director Compensation

The non-employee directors of the Company are compensated by the Company as follows: (i) an annual retainer of $25,000 per year, (ii) an additional annual retainer of $10,000 to the Chairman of the Board, (iii) an additional annual retainer of $7,000 to the Vice Chairman of the Board, (iv) an additional annual retainer of $6,000 to the chairman of each committee, (v) $1,500 for each Board meeting attended, including telephonic meetings, (vi) $1,000 for each committee meeting attended, including telephonic meetings, (vii) stock options covering shares of Common Stock per year with vested options on 1,000 of such 4,000 shares to be granted on the first day of each calendar quarter, (viii) a onetime grant of stock options covering 10,000 shares of Common Stock, with 1,250 of such 10,000 shares to vest on the first day of each calendar quarter during a two year period after the date of grant, (ix) 500 additional vested options to be granted on the first day of each quarter to the chairman of each Board committee, (x) 600 additional vested options to be granted on the first day of each quarter to the Vice Chairman of the Board, and (xi) 750 additional vested options to be granted on the first day of each quarter to the Chairman of the Board.

Summary Compensation Table

The following is a summary of the compensation received by the directors of the Company during the last completed fiscal year:

Name	Fees Earned or Paid In Cash	Stock Awards ($)	Option Awards (1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Power	$52,500	0	$23,541	N/A	N/A	0	$76,041
Carlo Loi	$49,500	0	$21,972	N/A	N/A	0	$71,472
Peter Knepper	$41,500	0	$14,133	N/A	N/A	0	$55,633
Robert McCann III (2)	$6,667	0	$4,684	N/A	N/A	0	$11,351

(1) The amounts in this column reflect the dollar amount of option awards recognized for financial reporting purposes for the fiscal year ended December 31, 2008 in accordance with FAS 123 (R) and thus includes awards granted prior to 2008. Aggregate options outstanding for each director as of December 31, 2008 were 44,750 for Mr. Power; 57,550 for Mr. Loi; 27,000 for Mr. Knepper.

(2) Mr. McCann resigned as a Director on April 4, 2008. All options were forfeited.

Executive Compensation

The Company’s business is competitive and the Compensation Committee believes that it is extremely desirable for the Company to maintain employment contracts with its senior executives.

The Compensation Committee of our Board of Directors reviews and approves our compensation goals and objectives for our Named Executive Officers. The Committee evaluates the performance of our Named Executive Officers in light of those goals and objectives, and determines and approves the appropriate level and structure of the Named Executive Officers’ compensation based on this evaluation. The Committee also makes recommendations to the full Board of Directors regarding compensation of our directors, and recommends and directs the implementation and administration of our incentive and equity-based compensation plans.

Our Chief Executive Officer and President, evaluates the performance of each of the other Named Executive Officers annually. He confers with the Compensation Committee and makes compensation recommendations for each Named Executive Officer’s total compensation. The Committee can adopt or amend the recommendations of the Chief Executive Officer.

The Compensation Committee has structured our executive compensation packages to include base salary, discretionary cash bonuses, and stock option awards under the 2002 Stock Incentive Plan. The Committee grants stock option awards on a discretionary rather than formula basis. For the last two years, substantially all compensation to the Named Executives Officers was in the form of base salary and stock option awards.

Base Salary. The base salary of each of our Named Executive Officers for the last two years is included in the Summary Compensation Table under “Summary Compensation” below.

Cash Bonuses. There were no cash bonuses paid in 2008 or 2007 or that are to be paid based on 2008 or 2007.

Stock Option Plan. Our 2002 Stock Incentive Plan provides long-term incentive bonuses to directors, officers, key employees and consultants in the form of options to acquire our common stock. The plan is designed to align executive and shareholder long-term interests by creating a strong and direct link between executive pay and shareholder return, and enabling executives to acquire an ownership position in our common stock. Stock options are granted at the prevailing market price and become more valuable to the executives as the stock price increases. The Compensation Committee evaluates the Named Executive Officers on an annual basis and grants options on a discretionary basis in light of the officer’s level of responsibility and company and individual performance. In granting awards, the Committee considers the recommendations of our President and Chief Executive Officer as to officer performance and compensation, including extraordinary efforts and results. The Committee also considers legal, tax and accounting implications to the company when determining the timing and size of any stock option awards.

2002 Plan

The Company previously maintained the Ultrak, Inc. 1998 Non-Qualified Stock Option Plan (the “1998 Plan”) and the Ultrak, Inc. Incentive Stock Option Plan (the “1997 Plan”). Currently, the Company maintains the 2002 Plan, which was approved by the Stockholders at the 2002 Annual Meeting of Stockholders. The 2002 Plan amended and replaced the 1988 Plan. The 2002 Plan covers 1,000,000 shares of Common Stock. As of September 23, 2009, options to purchase approximately 288,341 shares of Common Stock were outstanding under the 2002 Plan and the 1997 Plan at exercise prices ranging from $1.80 per share to $92.50 per share. As of September 23, 2009, there were 255,872 shares remaining available for grant under the 2002 Plan.

Description of Awards under the 2002 Plan

The 2002 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, non-qualified stock options and restricted stock awards (collectively, “Awards”).

Incentive Stock Options and Non-Qualified Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. It is the intent of the Compensation Committee to continue under the 2002 Plan the Company’s practice of granting options at fair market value. Amendment No. One to the Plan will clarify that options granted under the 2002 Plan will be granted at an exercise price not less than the fair market value of the Common Stock on the date of grant. The 2002 Plan permits the Compensation Committee to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a “cashless exercise” through a broker, by surrender to the Company of shares “qualifying” of common stock, or by delivery to the Company of a promissory note.

Restricted Stock Awards. Restricted stock awards entitle recipients to acquire shares of common stock, subject to forfeiture restrictions and are forfeited in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

Eligibility to Receive Awards under the 2002 Plan

Officers, directors, employees and consultants of the Company and the Company’s affiliated entities are eligible to be granted Awards under the 2002 Plan. The maximum number of shares with respect to which Awards may be granted to any participant under the 2002 Plan during any calendar year may not exceed 100,000 subject to approval and proportionate adjustments in the event of a stock dividend, stock split, reverse stock split, share combination, reclassification or similar transaction.

The number of individuals receiving Awards will vary from year to year depending on various factors, such as the Company’s hiring needs during the year, and thus the Company cannot now determine Award recipients.

Administration of the 2002 Plan

The Compensation Committee administers the 2002 Plan. The interpretation by the Compensation Committee of any of the provisions of the 2002 Plan or any Award granted under the 2002 Plan shall be final and binding upon the Company and all persons having an interest in any option or any shares of common stock acquired pursuant to an Award. Subject to any applicable limitations contained in the 2002 Plan, the Compensation Committee selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options and (iv) the number of shares of common stock subject to any restricted stock awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price. If the Company undertakes any stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the capital structure of the Company, appropriate and proportionate adjustments shall be made to (i) the number and class of securities reserved for issuance under the 2002 Plan, (ii) the number, kind and exercise price of the securities underlying options outstanding at the time of such occurrence and (iii) the repurchase price of each outstanding restricted stock award.

Except as otherwise provided in the applicable option agreement, all options granted under the 2002 Plan are not transferable other than by will or the laws of descent and distribution.

If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such Award will again be available for grant under the 2002 Plan subject, however, in the case of incentive stock options to any limitations under the Code.

Description of the 1997 Plan

Options may be granted under the 1997 Plan for a maximum of 40,000 shares of Common Stock to non-employee directors, executive officers and such other management employees as determined by the Compensation Committee. To be eligible for an option grant under the 1997 Plan for a fiscal year, an otherwise eligible employee or director must be employed by the Company or serve as a director as of January 1 of that year.

The 1997 Plan is formula-based and administered by the Compensation Committee. Under the 1997 Plan, the Compensation Committee may grant either non-qualified stock options or incentive stock options. No options have been granted under the 1997 Plan since 2002 and none of the executive officers has an outstanding option grant under the 1997 Plan.

Perquisites

The Company does not provide significant perquisites or personal benefits to executive officers.

Other Employee Benefit Plans

During the last two years, the Company provided a medical insurance program for its full-time employees. The Company does not have any defined benefit retirement or non-contributory pension plans for its employees, officers or directors.

Employment and Severance Arrangements

Prior Officers

Effective as of September 8, 2009, the following officers of the Company resigned: (i) J. Collier Sparks, President and Chief Executive Officer; (ii) Richard A. Larsen , Senior Vice President, General Counsel and Secretary; (iii) Michael Sweet, Chief Financial Officer and Chief Operating Officer; (iv) Michael M. Garcia, Senior Vice President, Sales & Marketing; (v) Tim Rohrbach,  Vice President,  Chief Information Officer and Chief Technology Officer; and (vi) Justin Oberman. In connection with their resignations, each acknowledged and agreed that they are neither entitled to nor will they seek any termination or severance benefit arising out of their employment with MDI or any employment agreement.

Effective October 1, 2007, the Company entered into employment agreements (“Prior Employment Agreements”) with Messrs Sparks, Larsen and Sweet to continue their employment with the Company as President and Chief Executive Officer (Mr. Sparks); Senior Vice President - Chief Operating Officer (Mr. Sweet) and Senior Vice President, General Counsel and Secretary (Mr. Larsen). The Prior Employment Agreements replaced all prior employment contracts with the Executive Officers. Each of the above named officers with whom the Company had Employment Agreements resigned effective as of September 8, 2009.

The material terms and conditions of each of the Prior Employment Agreements is set forth hereafter:

Initial term of 36 months (“Initial Term”) from October 1, 2007, to be renewed automatically for successive periods of twelve (12) month’s each (“Renewal Term”) unless written notice to the contrary is given at least sixty (60) days prior to the end of the Initial Term or any Renewal Term.  The Prior Employment Agreement is to terminate and replace all other employment agreements between the Executive and the Company. Base salary during the first year of the Initial Term will be as follows, subject to yearly increases thereafter as determined by the Board: $350,000 - Collier Sparks; $250,000 - Mike Sweet; $250,000 - Richard Larsen. Annual cash bonus opportunity of 50-200% of Base Salary based on Board approved targets. The following benefits are to be paid/provided if, during the term of the Executive’s employment he is terminated/terminates for one (or more) of three reasons: (i) by the Company without Cause; (ii) by the Executive for “Constructive Termination”; or (iii) in the event of a Change in Control. Benefits are: (i) all accrued pay, bonus, vacation, expenses payable to the end of the Term; (ii) two times Base Salary; (iii) two times minimum Target Bonus; (iii) benefit continuation for two years (or cash in lieu thereof); (iv) all unvested options/restricted stock grants vest; (v) excess parachute payment excise tax is covered by the Company; (vi) executive’s legal fees are paid by the Company should he need to enforce rights against the Company; and (vii) any successor entity must specifically assume the obligations of the Company to the Executive and agree to perform them. “Cause” shall mean (i) the Executive is convicted of a felony involving moral turpitude or any other felony (other than motor vehicle related) and, in the case of such other felony, the Executive is unable to show that he (A) acted in good faith and in a manner he reasonably believed to be in the best interests of the Company and its affiliates and (B) had no reasonable cause to believe his conduct was unlawful; or (ii) the Executive engages in conduct that constitutes willful gross neglect or willful misconduct in carrying out his duties under the Agreement, resulting, in either case, in material harm to the Company or its affiliates, unless the Executive believed in good faith that such act or non-act was in, or was not opposed to, the best interests of the Company and its affiliates. “Change in Control” shall be deemed to have occurred if: (i) any person/individual or entity, in one or more transactions or series of transactions, directly or indirectly, acquires 25% or more of the record and beneficial ownership in the voting stock of the Company; or (ii) individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, or (iii) the approval by the shareholders of the Company of any reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, or (iv) approval by the shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company. “Constructive Termination” by the Executive shall mean termination following the initial existence of one or more of the following conditions arising without the consent of the Executive: (i) a material diminution in the Base Salary, (ii) a material diminution in the Executive’s authority, duties, or responsibilities; (iii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom the Executive is required to report, including a requirement that the Executive report to the corporate officer or employee instead of reporting directly to the Board of Directors of the Company; (iv) a material diminution in the budget over which the Executive retains authority; (v) a material change in the geographic location at which the Executive must perform the services; or (vi) any other action or inaction that constitutes a material breach by the Company of this Agreement. In the event that it shall be determined that any payment or benefit to a Executive (a “Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (the “Code”), the Executive shall be paid an additional amount (a “Gross-Up Payment”) such that the net amount retained by the Executive after deduction of any excise tax imposed under Section 4999 of the Code, and any federal, state and local income and employment taxes and excise tax, including any interest and penalties with respect thereto, imposed upon the Gross-Up Payment shall be equal to the Payment.

Current Officers

As of September 17, 2009, the Company has entered into an Employment Agreement with its Chief Technology Officer, Rod Wallace (the “Wallace Employment Agreement”). The material terms of the Wallace Employment Agreement are set forth hereafter:

Initial term of 12 months (“Initial Term”) from October 1, 2009, to be renewed automatically for successive periods of twelve (12) month’s each (“Renewal Term”) unless written notice to the contrary is given at least thirty (30) days prior to the end of the Initial Term or any Renewal Term.  Base Salary is $240,000. Annual cash bonus opportunity of $60,000. The following benefits are to be paid/provided if, during the term of the Executive’s employment, the Wallace Employment Agreement is terminated by the Company without Cause or by the Executive for Good Reason. If the term of the Wallace Employment Agreement is not renewed for any Renewal Term, such termination is deemed to be a termination without Cause. Benefits for any such termination are: (i) all accrued pay, bonus, vacation, expenses payable to the end of the term; (ii) nine (9) months Base Salary; (iii) pro-rata annual cash bonus; and (iv) all unvested options vest. The term “Cause” shall mean (i) a breach by Executive of any of the material terms of this Agreement in each case which breach, if subject to cure, is not cured within 15 days following notice from the Company thereof, (ii) the commission of any act of fraud, embezzlement or dishonesty by the Executive which was intended to result in substantial gain or personal enrichment of the Executive at the expense of the Company, (iii) any unauthorized use or disclosure by the Executive of confidential information or trade secrets of the Company (or any parent or subsidiary) or any breach of the Executive’s proprietary information agreement with the Company (or any parent or subsidiary), (iv) the Executive’s violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, (v) any material dereliction of the Executive’s duties continuing for 15 days after notice thereof from the Company, or (vi) any other intentional misconduct by such person adversely affecting the business or affairs of the Company (or any parent or subsidiary) in a material manner.  The foregoing definition shall not in any way preclude or restrict the right of the Company (or any parent or subsidiary) to discharge or dismiss the Executive in the service of the Company (or any parent or subsidiary) for any other acts or omissions in accordance with the terms hereof, but such other acts or omissions shall not be deemed, for purposes of this Agreement, to constitute grounds for termination for Cause. A termination for “Good Reason” shall mean (i) Executive’s voluntary resignation following (A) a change in his position with the Company which materially reduces his duties and responsibilities or the level of management to which he reports, other than changes in responsibilities resulting from the Executive’s misconduct which shall not constitute Good Reason, (B) a reduction in his level of compensation (including Base Salary, fringe benefits and Yearly Bonus under any corporate-performance based bonus or incentive programs) by more than ten percent (10%), other than a reduction which, by resolution of the Board of Directors of the Company, is applicable to all executive officers of the Company generally for a period of no more than three (3) months, (C) a relocation of such individual’s place of employment from his home office in Ontario, provided and only if such change, reduction or relocation is effected by the Company without the Executive’s written consent, (D) the Company requires that the Executive work for greater than 182 days per calendar year outside Canada, without providing sufficient gross-up of compensation to account for triggered excessive tax liabilities incurred by the Executive or if such work creates other adverse consequences to the Executive under government regulation in Ontario and Canada where same can not be satisfied by alternative compensation, or (E) a breach by the Company of any of the material terms of this Agreement including non-renewal hereof, in each case which breach is subject to cure, is not cured within fifteen (15) days following notification from the Executive.

Effective as of September 14, 2009, the Company has entered into an Employment Agreement with its Chief Financial Officer, Lori Jones (the “Jones Employment Agreement”). The material terms of the Jones Employment Agreement are set forth hereafter:

Initial term of 12 months (“Initial Term”) from September 14, 2009, to be renewed automatically for successive periods of twelve (12) month’s each (“Renewal Term”) unless written notice to the contrary is given at least thirty (30) days prior to the end of the Initial Term or any Renewal Term.  Base Salary is $215,000. Annual cash bonus opportunity of $60,000. The following benefits are to be paid/provided if, during the term of the Executive’s employment, the Jones Employment Agreement is terminated by the Company without Cause or by the Executive for Good Reason. If the term of the Jones Employment Agreement is not renewed for any Renewal Term, such termination is deemed to be a termination without Cause or for Good Reason. Benefits for any such termination are: (i) all accrued pay, bonus, vacation, expenses payable to the end of the term; (ii) six (6) months Base Salary; (iii) pro-rata annual cash bonus; and (iv) all unvested options vest. The term “Cause” shall mean (i) a breach by Executive of any of the material terms of this Agreement in each case which breach, if subject to cure, is not cured within 15 days following notice from the Company thereof, (ii) the commission of any act of fraud, embezzlement or dishonesty by the Executive which was intended to result in substantial gain or personal enrichment of the Executive at the expense of the Company, (iii) any unauthorized use or disclosure by the Executive of confidential information or trade secrets of the Company (or any parent or subsidiary) or any breach of the Executive’s proprietary information agreement with the Company (or any parent or subsidiary), (iv) the Executive’s violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, (v) any material dereliction of the Executive’s duties continuing for 15 days after notice thereof from the Company, or (vi) any other intentional misconduct by such person adversely affecting the business or affairs of the Company (or any parent or subsidiary) in a material manner.  The foregoing definition shall not in any way preclude or restrict the right of the Company (or any parent or subsidiary) to discharge or dismiss the Executive in the service of the Company (or any parent or subsidiary) for any other acts or omissions in accordance with the terms hereof, but such other acts or omissions shall not be deemed, for purposes of this Agreement, to constitute grounds for termination for Cause. A termination for “Good Reason” shall mean (i) Executive’s voluntary resignation following (A) a change in his position with the Company which materially reduces his duties and responsibilities or the level of management to which he reports, other than changes in responsibilities resulting from the Executive’s misconduct which shall not constitute Good Reason, (B) a reduction in his level of compensation (including Base Salary, fringe benefits and Yearly Bonus under any corporate-performance based bonus or incentive programs) by more than ten percent (10%), other than a reduction which, by resolution of the Board of Directors of the Company, is applicable to all executive officers of the Company generally for a period of no more than three (3) months, (C) a relocation of such individual’s place of employment from his home office in Ontario, provided and only if such change, reduction or relocation is effected by the Company without the Executive’s written consent, or (D) a breach by the Company of any of the material terms of this Agreement including non-renewal hereof, in each case which breach is subject to cure, is not cured within fifteen (15) days following notification from the Executive.

Change in Control Under Option Plans

2002 Plan. Under the 2002 Plan, a “Change in Control” means the occurrence of any of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; (ii) as a result of, or in connection with, any tender offer or exchange offer, merger or other business combination (a “Transaction”), the persons who were directors of the Company immediately before the Transaction shall cease to constitute a majority of the Board or the board of directors of any successor to the Company; (iii) the Company is merged or consolidated with another corporation and as a result of the merger or consolidation less than 75% of the outstanding voting securities of the surviving or resulting corporation shall then be owned in the aggregate by the former Stockholders; (iv) a tender offer or exchange offer is made and consummated for the ownership of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding voting securities; or (v) the Company transfers substantially all of its assets to another corporation which is not controlled by the Company.

Under the 2002 Plan, unless specifically provided otherwise with respect to the Change in Control events in an individual option agreement or restricted stock agreement or in a then-effective written employment agreement between the grantee and the Company or an affiliate, if, during the effectiveness of the 2002 Plan, a Change in

Control occurs, (i) each option which is at the time outstanding under the 2002 Plan shall (A) automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights, immediately prior to the specified effective date of such Change in Control, for all of the shares of Common Stock at the time represented by such option and (B) expire 20 days after the Compensation Committee gives written notice to the optionee specifying the terms and conditions of the acceleration of the optionee’s options and (ii) the forfeiture restrictions applicable to all outstanding restricted stock awards shall lapse and shares of Common Stock subject to such restricted stock awards shall be released from escrow, if applicable, and delivered to the grantees of the Awards free of any forfeiture restriction. To the extent that an optionee exercises his option before or on the effective date of the Change in Control, the Company shall issue all Common Stock purchased by exercise of that option, and those shares of common stock shall be treated as issued and outstanding for purposes of the Change in Control.

1997 Plan. No Named Executive Officer has an outstanding option under the 1997 Plan.

Summary Compensation Table.

The following table provides compensation information concerning our Principal Executive Officer (PEO), the two most highly compensated executive officers other than the PEO.  The compensation included in the following table includes compensation earned from, or paid by, MDI, Inc. during the periods covered.

Name & Principal Position	Year	Salary		Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation ($)	Total($)
Swaraj Bontula, Chief Executive Officer(22)	2009	0		0	0	0	0	0	0

Rod Wallace, Chief Technology Officer(23)	2009	0		0	0	0	0	0	0

Lori Jones, Chief Financial Officer(24)	2009	0		0	0	0	0	0	0

J. Collier Sparks,	2008	$350,000		—	—	—	—	—	$350,000
President & Chief Executive Officer	2007	$271,154		—	—	$137,539	—	—	$408,693

Michael Sweet,	2008	$250,000		—	—	—	—	—	$250,000
Senior Vice President, Chief Operation Officer & Chief Financial Officer	2007	$210,577	(2)	—	—	$88,418	—	—	$298,995

Richard Larsen,	2008	$250,000		—	—	—	—	—	$250,000
Senior Vice President, General Counsel & Secretary	2007	$190,865		—	—	$58,945	—	—	$249,810

(22) As of the date of this Information Statement, Mr. Bontula has not received any compensation from the Company pursuant to his role as an officer and director. Mr. Bonnula received stock worth approximately $13,202 dollars in 2008 as described in “Transaction with Related Persons” above.

(23) As of the date of this Information Statement, Mr. Wallace has not received any compensation or option awards from the Company, the details of his Employment Agreement are set forth elsewhere in this Information Statement. It is anticipated that Mr. Wallace will be granted an option constituting 1.25% of the Company’s issued and outstanding stock at the next board meeting.

(24) As of the date of this Information Statement, Ms. Jones has not received any compensation or option awards from the Company, the details of her Employment Agreement are set forth elsewhere in this Information Statement. It is anticipated that Ms. Jones will be granted an option constituting 1.25% of the Company’s issued and outstanding stock at the next board meeting.

(1) The amounts in this column reflect the dollar amount recognized for financial reporting purposes for the fiscal years ended December 31, 2007 and 2008 in accordance with FAS 123 (R) and thus may include awards granted in and prior to 2007 and 2008. A discussion of the assumptions used in calculating these values may be found in the Notes to our 2008 audited financial statements.

(2) Effective as of February 11, 2008, Lori Jones was hired as Senior Vice President — Finance and Chief Financial Officer at an annual salary of $200,000. Ms. Jones resigned effective March 31, 2008. She received $27,692 in compensation. No severance was paid or is owed as a result of her resignation at that time. As of September 14, 2009, Ms. Jones was hired as Chief Financial Officer of the Company.

Outstanding Equity Awards

The table below sets forth information concerning the outstanding equity awards granted to the named executive officers at December 31, 2008.

		Option Awards
Name & Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Dates
J. Collier Sparks, President & Chief Executive Officer	10,000	0	$13.10	1/1/2014
	18,500	0	$7.70	1/13/2015
	20,000	0	$9.10	1/1/2016
	70,000	0	$3.90	1/24/2012

Michael Sweet, Senior Vice President, Chief Operation Officer & Chief Financial Officer	20,000	0	$7.40	6/22/2016
	30,000	0	$3.90	1/24/2012
			—

Richard Larsen, Senior Vice President, General Counsel & Secretary	800	0	$12.10	7/18/2013
	6,000	0	$13.10	1/1/2014
	1,500	0	$13.10	1/1/2014
	8,550	0	$7.70	1/13/2015
	10,000	0	$9.10	1/1/2016
	45,000	0	$3.90	1/24/2012

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

MDI, INC.

/s/ Swaraj Bontula
By:	Swaraj Bontula
Title:	Chief Executive Officer

Dated:	September 25, 2009